SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

First American Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31848M 10 2

(CUSIP Number)

Anita F. Larson, General Counsel
Brooke Corporation
10950 Grandview Drive, Bldg 34, Suite 600
Overland Park, KS  66210
(800) 642-1872

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31848M 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brooke Corporation 48-1009756

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 450,500

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 450,500

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.62%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael N. Fink

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not Applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement relates to the acquisition of beneficial ownership of common stock of First American Capital Corporation, whose principal place of business is located at 1303 SW First American Place, Topeka, Kansas  66604.

Item 2.	Identity and Background
I.	(a) Name: Brooke Corporation
(b) Address: 10950 Grandview Dr., Building 34, Suite 600, Overland Park, KS 66210

(c) Occupation:  Franchising, facilitator services (e.g. business consulting and lending), and insurance brokerage services.  The principal place of business is 10950 Grandview Dr., Building 34, Suite 600, Overland Park, KS  66210.

(d) – (e) Sanctions:  During the last five years, Brooke Corporation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Brooke Corporation, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America (Place of formation: State of Kansas)
II.	(a) Name: Michael N. Fink
(b) Address: 2581 Walnut Grove Lane, Lexington, KY 40509-9757
(c) Occupation: Principal occupation has been in insurance services and ranching. The business address is 2581 Walnut Grove Lane, Lexington, KY 40509-9757.

(d) – (e) Sanctions:  During the last five years, Michael N. Fink has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Michael N. Fink, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America
III.

Schedule A to this Statement contains a list of information regarding the executive officers and directors of  Brooke Corporation required by General Instruction C to this Statement, which Schedule A is incorporated herein by reference with respect to each officer and director of Brooke Corporation.

Item 3.	Source and Amount of Funds or Other Consideration
Brooke Corporation used $772,255 of working capital to purchase the Common Stock described herein.

Item 4.	Purpose of Transaction

Item 4(a).  Brooke anticipates that it may acquire 5,000 more shares of the Issuer’s Common Stock in the near future.  Acquisition of the 5,000 shares of common stock will not increase its investment in the Issuer to 10% or more.  If acquired, Brooke will report the acquisition of the additional 5,000 shares of Common Stock by amendment.

The Reporting Persons currently do not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (b) through (i).

Item 4(j).  Based on a recent offer by Citizens, Inc. to acquire the issuer and other recent public disclosures by the issuer, Brooke believes that it has acquired its investment in issuer at a reasonable price and anticipates a satisfactory return when the investment is liquidated.  Accordingly, Brooke’s purpose for investing in the issuer is to make a satisfactory investment return.  Despite similarities between Brooke and the issuer and despite previous mention of merger possibilities, the purpose of Brooke’s investment is not to promote a merger between Brooke and the issuer.  Furthermore,  Brooke does not currently have interest in increasing its investment to 10% or more and does not plan to seek board representation.

If Brooke does not make a satisfactory return on its investment or is not able to liquidate its investment, then it will lobby the issuer’s board of directors to take those actions necessary to increase value and liquidity to stockholders.  However, Brooke does not currently promote any specific course of action because the issuer is apparently working to remedy its profitability and liquidity problems which, if successful, would increase shareholder value.  In the event that the issuer is not successful in remedying its problems, then Brooke may lobby the board to take action which could include merging issuer with another company, liquidation of the issuer, liquidation of issuer’s life insurance subsidiary, capitalization of issuer’s venture capital subsidiary, change of issuer management and other such significant actions.

If Brooke does not make a satisfactory return on its investment, then Brooke may consider issuer’s proposals to Brooke for merging with issuer’s venture capital subsidiary, a marketing alliance with issuer or assist in other ways to increase shareholder value. Brooke has no intention of merging with the issuer and does not forsee circumstances which may result in a change of its intentions.  However, in the unlikely event that a merger of Brooke and the issuer are contemplated, then certain regulatory approvals from the Kansas Insurance Department and other regulators would be required.

Item 5.	Interest in Securities of the Issuer
I.	Brooke Corporation
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:
450,500 shares of common stock or 9.62% of Issuer’s common shares outstanding
(b) Number of shares of common stock over which Reporting Person has
(i)	sole power to vote or direct the vote:	450,500
(ii)	shared power to vote or direct the vote:	None
(iii)	sole power to dispose or direct the disposition of:	450,500
(iv)	shared power to dispose or direct the disposition of:	None
(c)

Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d)	None.
(e)	Not applicable.
II.	Michael N. Fink
(a)	Aggregate Number and Percentage of common stock Beneficially Owned:
None
(b)	Number of shares of common stock over which Reporting Person has
(i)	sole power to vote or direct the vote:	None
(ii)	shared power to vote or direct the vote:	None
(iii)	sole power to dispose or direct the disposition of:	None
(iv)	shared power to dispose or direct the disposition of:	None
(c)

Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d)	None.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Exhibit B, form of Offer to Sell Stock, which is incorporated herein by reference pursuant to which certain persons offered to sell their stock to Brooke Corporation based upon the terms and conditions set forth therein.

See Exhibit C, Power of Attorney for Michael N. Fink, which is incorporated herein by reference pursuant to which certain persons granted Brooke Corporation a power of attorney to file forms with the Securities and Exchange Commission and take other necessary actions more specifically described therein.

See Exhibit D, form of Consulting Agreement, which is incorporated herein by reference pursuant to which Brooke Corporation retained Michael Fink, a reporting person, to assist Brooke with respect to the Issuer’s stock as more specifically described therein.

See Exhibit E, form of Irrevocable Stock Power, which is incorporated herein by reference pursuant to which certain persons transferred their stock.

Item 7.	Material to Be Filed as Exhibits
Schedule A Brooke Corporation Executive Officers and Directors
Exhibit A response to Items 5(c)(1) through 5(c)(5)
Exhibit B form of Offer to Sell Stock
Exhibit C Power of Attorney for Michael N. Fink
Exhibit D form of Consulting Agreement
Exhibit E form of Irrevocable Stock Power

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2003
Date
BROOKE CORPORATION /s/Robert D. Orr
Signature
Robert D. Orr, Chief Executive Officer
Name/Title

SCHEDULE A
BROOKE CORPORATION EXECUTIVE OFFICERS AND DIRECTORS

Name and Business Address	Business Information	Citizenship

Robert D. Orr 10950 Grandview Dr. Building 34 Suite 600 Overland Park, KS 66210	Chairman of the Board of Directors, Chief Executive Officer and Director	U.S.A.

Michael Hess 10950 Grandview Dr. Building 34 Suite 600 Overland Park, KS 66210	Director	U.S.A.

Leland G. Orr 10950 Grandview Dr. Building 34 Suite 600 Overland Park, KS 66210	President, Chief Financial Officer, Assistant Secretary and Director	U.S.A.

Anita Larson 10950 Grandview Dr. Building 34 Suite 600 Overland Park, KS 66210	Vice President, Secretary, and General Counsel	U.S.A.

John Allen 100 Main Street Cincinati, OH 45202	Director	U.S.A.

Derrol Hubbard 73-405 El Paseo, Suite 32-D Palm Desert, California 92260	Director	U.S.A.

Kyle Garst 10950 Grandview Dr. Building 34 Suite 600 Overland Park, KS 66210	Vice President	U.S.A.

Joe Barnes 119 E. Parliament Smith Center, KS 66967	Director	U.S.A.

EXHIBIT A
RESPONSE TO ITEMS 5(c)(1) through 5(c)(5)

Column 1 Item 5(c)(1)	Column 2 Item 5(c)(2)	Column 3 Item 5(c)(3)	Column 4 Item 5(c)(4)	Column 5 Item 5(c)(5)

Brooke Corporation 10950 Grandview Dr. Building 34 Suite 600 Overland Park, KS 66210 Tax identification number: 48-1009756	November 3, 2003 Through November 13, 2003	Acquisition of 450,500	$1.51 to $1.91	Private transaction

Michael N. Fink 2581 Walnut Grove Lane Lexington, KY 40509-9757	November 3, 2003	Disposition of 125,000 Shares	$1.91	Private transaction

Michelle D. Fink 2581 Walnut Grove Lane Lexington, KY 40509-9757	November 3, 2003	Disposition of shares held in joint tenancy with Michael N. Fink	$1.91	Private transaction

Norma Lou Fink Route 2, Box 140 Broken Bow, NE 68822	November 3, 2003	Disposition of 5,000 shares	1.91	Private transaction

Larry Allen 5753 Haddington Drive Dublin, OH 43017	November 7, 2003	Disposition of 10,000 shares	$1.51	Private transaction

David J. Bensema 2108 Woodmont Drive Lexington, KY 40502	November 3, 2003	Disposition of 13,000 shares	$1.51	Private transaction

Marian E. Bensema 2108 Woodmont Drive Lexington, KY 40502	November 3, 2003	Disposition of shares held in joint tenancy with David J. Bensema	$1.51	Private transaction

Column 1 Item 5(c)(1)	Column 2 Item 5(c)(2)	Column 3 Item 5(c)(3)	Column 4 Item 5(c)(4)	Column 5 Item 5(c)(5)

Steven Barry Bing 2120 Cave Spring Place Anchorage, KY 40223	November 3, 2003	Disposition of 13,000 shares	$1.51	Private transaction

David H. or Luella W. Bolender Trustees of Bolender Family Trust Agreement 23647 Ringgold So. Road Circleville, OH 43113	November 7, 2003	Disposition of 10,000 shares	$1.51	Private transaction

Daniel D. Briscoe 1408 Somerhill Way Louisville, KY 40165	November 10, 2003	Disposition of 13,000 shares	1.51	Private transaction

James E. Douglas 2267 Bahama Road Lexington, KY 40509	November 3, 2003	Disposition of 5,000 shares	$1.51	Private transaction

Janet B. Douglas 2267 Bahama Road Lexington, KY 40509	November 3, 2003	Disposition of shares held in joint tenancy with James E. Douglas	$1.51	Private transaction

Charles Hamilton 1788 Cedar Grove Rd. Shepardsville, KY 40165	November 7, 2003	Disposition of 6,500 shares	$1.51	Private transaction

Randall P. Harvey 8587 Gosling Way Powell, OH 43065-6629	November 3, 2003	Disposition of 5,000 shares	$1.51	Private transaction

Diane K. Harvey 8587 Gosling Way Powell, OH 43065-6629	November 3, 2003	Disposition of shares held in joint tenancy with Randall P. Harvey	$1.51	Private transaction

Daniel W. Kemp 830 Gatehouse Lane Columbus, OH 43235	November 3, 2003	Disposition of 5,000 shares	$1.51	Private transaction

Column 1 Item 5(c)(1)	Column 2 Item 5(c)(2)	Column 3 Item 5(c)(3)	Column 4 Item 5(c)(4)	Column 5 Item 5(c)(5)

Pamela A. Reeves 2010 Longview Drive Georgetown, KY 40324	November 13, 2003	Disposition of 10,000 shares	$1.51	Private transaction

Hayward F. Spinks 192 Windward Lane Hartford, KY 42347	November 3, 2003	Disposition of 20,000 shares	$1.51	Private transaction

Nancy P. Spinks 192 Windward Lane Hartford, KY 42347	November 3, 2003	Disposition of shares held in joint tenancy with Hayward F. Spinks	$1.51	Private transaction

Randy N. Verdi 9428 Kellogg Creek Drive Mentor, OH 44060-7116	November 3, 2003	Disposition of 5,000 shares	$1.51	Private transaction

Yvonne A. Willer 932 Lynbrook Road Columbus, OH 43235	November 7, 2003	Disposition of 5,000 shares	$1.51	Private transaction

James L. Williams 1788 Bahama Road Lexington, KY 40509	November 5, 2003	Disposition of 200,000 shares	$1.71	Private transaction

EXHIBIT B
FORM OF OFFER TO SELL STOCK

OFFER TO SELL STOCK

THIS OFFER (the “Offer”) is made as of October     , 2003 by the undersigned (the “Seller”).

WHEREAS, Seller owns            shares of the stock (hereinafter referred to as “Stock” or “Shares”) of First American Capital Corporation (hereinafter referred to as the Company);

WHEREAS, Seller has been informed that Michael Fink (“Fink”) has approached Brooke Corporation, a Kansas corporation, offering to sell Brooke Corporation all of Fink’s shares of the Company’s stock;

WHEREAS, Seller is seeking a buyer for its Stock and contacted Fink to express interest in finding a purchaser for the Stock and offering to sell the Stock to Brooke Corporation;

WHEREAS, Seller has the following close personal relationship with Michael Fink (family, long term acquaintance, etc):                                                       .

WHEREAS, Seller desires to sell such Stock on certain specified terms and conditions;

NOW THEREFORE, for good and valuable consideration:

Seller offers to sell                      shares of Stock for a price per share of                            Dollars ($          ) (hereinafter the number of shares sold multiplied by the price per share shall be the “Purchase Price”).  Such offer shall be a valid offer outstanding for a period of time commencing on the date of this Offer and expiring          days thereafter, unless extended by Seller at Seller’s option.  Seller agrees that Seller’s offer may be accepted at any time prior to the expiration of this Offer by written notification to Seller or by presenting the attached Stock Powers to UMB Securities & Transfer Division (the “Transfer Agent”) and payment in full of the Purchase Price to Seller.

Seller hereby submits the following documents to be held in trust until such time as the Offer expires or Brooke Corporation presents to the Transfer Agent the following documents and payment in full of the Purchase Price to the Seller:

1.               Stock certificate(s) evidencing Seller’s ownership of            shares of Stock.

2.               Stock powers authorizing the Transfer Agent to transfer such Stock and certificates evidencing ownership of such Stock.

3.               A Form W-9.

4.               Power of Attorney permitting Brooke Corporation to file Schedule 13D.

To effect the transfer of Seller’s Stock, Seller expressly authorizes the presentation of such stock certificates and stock powers to the Transfer Agent so long as payment in full of the Purchase Price has been sent to Seller.

Upon expiration of this Offer, the Stock certificates, stock powers and Form W-9 shall be promptly returned to Seller.

Seller acknowledges that Fink may act in an administrative or consulting capacity for one or more buyers with respect to the Stock and may be compensated for such administrative or consulting duties.

Seller represents and warrants that all securities conveyed are free and clear of any claims, liens and encumbrances whatever.

Seller acknowledges that this Offer and any sale are being made according to Seller’s own judgment and at Seller’s discretion as a part of a privately negotiated transaction.  Seller understands that no representations have been made that the Stock is being acquired by Brooke Corporation at a premium, market value or price paid to other shareholders.  Seller acknowledges and agrees that a broker has not been used in connection with this Offer, and accordingly, no brokerage or other transaction fees are due to any person or entity in connection with this Offer.  Seller agrees to cooperate in the filing of any forms or schedules required by law, including federal securities laws.

Seller acknowledges that Seller’s offer may be rejected by Brooke Corporation at any time prior to the presentation of the above documents to the Transfer Agent and submission of the Purchase Price to Seller.

EXECUTED on the date first above written.

SELLER:

(Sign name as it appears on stock certificate)

(Print name as it appears on stock certificate)

(Title of signatory if stock is corporate owned)

IMPORTANT INSTRUCTIONS:  SUBMIT THE ORIGINAL EXECUTED OFFER ALONG WITH THE EXECUTED STOCK POWERS, EXECUTED FORM W-9, ORIGINAL STOCK CERTIFICATE(S) AND POWER OF ATTORNEY.  PLEASE MAIL THESE ITEMS VIA TRACKABLE COURIER (E.G. FEDERAL EXPRESS) TO:  MICHAEL FINK,                                                                                                                                               .

EXHIBIT C
POWER OF ATTORNEY FOR MICHAEL N. FINK

AGREEMENT AND POWER OF ATTORNEY

Know all persons by these presents, that the undersigned by these presents does hereby make, constitute and appoint Robert D. Orr and Kyle Garst, and each of them, as his/her true and lawful attorneys-in-fact to act in his/her name, place and stead, in any way in which he/she could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he/she might or could do, with respect to all matters in any way relating to the preparation, execution, mailing, distribution, and/or filings with the Securities and Exchange Commission, including without limitation the filing of Schedule 13D or the group filing of Schedule 13D, together with all amendments to the foregoing, in connection with the undersigned’s sale of First American Capital Corporation stock to Brooke Corporation.  This document shall constitute my agreement in writing that a Schedule 13D may be filed on my behalf and on the behalf of each person and all persons who may be part of a group formed to sell their interests in stock of First American Capital Corporation.

This Agreement and Power of Attorney shall expire on March 31, 2004.

Dated: 10/30/03

/s/Michael N. Fink

Printed Name: Michael N. Fink

EXHIBIT D
FORM OF CONSULTING AGREEMENT

AGREEMENT FOR CONSULTING SERVICES

THIS AGREEMENT MADE this        day of October 2003 (the “Agreement”) by and between Michael Fink, an individual of                       Kentucky, hereinafter referred to as “Consultant,” and Brooke Corporation, a corporation of Overland Park, KS, hereinafter referred to as “Brooke”.

NOW THEREFORE, in consideration of the mutual promises set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.  Scope of Work.  Consultant will perform consulting services for Brooke, including the following: provide advice to Brooke regarding a prospective investment in First American; provide reports (verbal or written) with respect to First American’s operations; perform administrative functions with respect to making an investment in First American (e.g. gathering stock certificates, processing stock powers, etc.); and, provide advice and reports with respect to maximizing the benefits of any investment in First American.

2. Payment for Services.  As consideration for Consultant’s performance of services as outlined herein, Brooke shall pay Consultant a monthly fee equal to Five Thousand and No/100 ($5,000).  This fee shall include all expenses incurred by Consultant including without limitation all travel costs.

3. Term of Agreement.  This Agreement shall be for a term of 6 months commencing on the date this Agreement is signed by both Brooke and Consultant.

4. Complete Agreement.  This Agreement shall constitute the complete agreement between the parties.  No other agreements or understandings (written or oral) exist between the parties.  No amendment to this Agreement shall be valid or enforceable unless reduced to writing and signed by both parties.

5.  Governing Law.  This Agreement shall be construed and governed by the laws of the State of Kansas.

6.  Mediation/Arbitration.  Any issue, claim or dispute that may arise out of or in connection with or relating to this Agreement and which the parties are not able to resolve themselves by negotiation, shall be submitted to mediation in a manner agreed to by the parties.  The parties agree to use mediation to attempt to resolve such issue, claim or dispute prior to filing any arbitration action, lawsuits, complaints, charges or claims.  The parties will select an independent mediator agreeable to both parties and the mediation will be conducted at a place agreeable to both parties.  In the event the parties are not able to resolve said issue, claim or dispute through mediation, the parties agree to submit the issue, claim or dispute to arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in a court having jurisdiction thereof.  The parties agree to use arbitration to resolve any such issue, claim, dispute or controversy prior to and in lieu of filing any lawsuits, complaints, charges or claims.

Consultant:			Brooke:

By:		By:
Name:		Name:
	Title:		Title:

EXHIBIT E

FORM OF IRREVOCABLE STOCK POWERS

FOR VALUE RECEIVED, the undersigned does hereby sell, assign, and transfer to:

         shares of Common Stock (the “Stock”) of First American Capital Corporation, a Kansas Corporation (the “Company”) represented by Certificates No.                      standing in the name of the undersigned on the books of the Company.

The undersigned does hereby irrevocably constitute and appoint                                               as attorney to transfer said stock on the books of the Company, with full power of substitution in the premises.

Date:

(Sign name as it appears on stock certificate)

(Print name as it appears on stock certificate)

(Title of signatory if stock is corporate owned)